EXHIBIT 99.1

Brookfield Appoints Bruce Flatt as Chair of Brookfield Asset Management

Appointment comes as Mark Carney departs to enter Canadian Liberal Party leadership race

NEW YORK, Jan. 16, 2025 (GLOBE NEWSWIRE) -- Brookfield Asset Management (“Brookfield”), a leading global alternative asset manager headquartered in New York with over $1 trillion of assets under management, announced today the appointment of Bruce Flatt as Chair of the Board of Directors, in addition to his role as Chief Executive Officer. He replaces Mark Carney, who today announced his candidacy for the leadership of the Liberal Party of Canada. Concurrent with the launch of Mr. Carney’s campaign, Brookfield has accepted his resignation from the company.

In discussing Mark Carney’s decision, Mr. Flatt said, “Mark has been a tremendous partner to the firm since he joined nearly five years ago, both in his role as Chair of Brookfield Asset Management for the past two years, and notably in establishing Brookfield as the leading private capital investor in the energy transition. We are sorry to see him leave, but he does so to fulfill his deep sense of public service to Canada and we wish him all the best in his new pursuit.”

He continued, “Under Connor Teskey’s leadership, our deep bench of experienced investment and operating professionals will continue to steer Brookfield’s world-leading transition investing activities. We are proud to have been named the world’s largest impact investor for two years running, thanks to more than $30 billion of dedicated transition capital raised in less than four years.”

About Brookfield Asset Management

BAM is a leading global alternative asset manager with over $1 trillion of assets under management across renewable power and transition, infrastructure, private equity, real estate, and credit. BAM invests client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. BAM offers a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. BAM draws on Brookfield’s heritage as an owner and operator to invest for value and generate strong returns for its clients, across economic cycles.

For more information, please visit BAM’s website at www.bam.brookfield.com or contact:

Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Jason Fooks Tel: (212) 417-2442 Email: jason.fooks@brookfield.com